40 - 33




05065601

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.


SEC MAIL PROCESSING
RECEIVED
AUG 31 2005
WASH, D.C.
209
SECTION

August 26, 2005

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by A I M Advisors, Inc. (1940 Act Registration No. 801-12313), and A I M International Funds, Inc. (1940 Act Registration No. 811-6463)

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of A I M Advisors, Inc., an investment adviser, a copy of **Memorandum and Order** in *T.K. Parthasarathy, et al. v. T. Rowe Price International Funds, Inc., et al. Case No.05-CV-302*

Sincerely,

Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James Perry, SEC – Fort Worth


PROCESSED
SEP 06 2005

S:\srr\Litigation\Parthasarathy v. AIM\Correspondence\L-082605SEC.doc

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF ILLINOIS

T.K. PARTHASARATHY, EDMUND WOODBURY, STUART ALLEN SMITH, and SHARON SMITH, individually and on behalf of all others similarly situated,

Plaintiffs,

vs. **No. 05-CV-00302-DRH**

T. ROWE PRICE INTERNATIONAL FUNDS, INC., a corporation, T. ROWE PRICE INTERNATIONAL, INC., ARTISAN FUNDS, INC., a corporation, ARTISAN PARTNERS LIMITED PARTNERSHIP, AIM INTERNATIONAL FUNDS, INC., a corporation, and AIM ADVISORS, INC.,

Defendants.

MEMORANDUM AND ORDER

HERNDON, District Judge:

Before the Court is Plaintiffs' Motion Pursuant to Federal Rule of Appellate Procedure 4(a)(5) For Leave to File Notice of Appeal Instanter. (Doc. 20.) Judgment denying Plaintiffs' Motion to Alter Judgment was entered by the Court on July 8, 2005.[1] (Doc. 19.) Plaintiffs filed the instant motion on August 10, 2005, praying the Court grant an extension of time to file their notice of appeal, pursuant to **Federal Rule of Appellate Procedure 4(a)(5)**, because the actual deadline for

[1] Previously, on June 10, 2005, the Court had entered its Order (Doc. 15) striking Defendants' Notice of Removal (Doc. 1) and Plaintiffs' First Amended Complaint (Doc. 2) given the Court had already dismissed this case, ***Parthasarathy v. T. Rowe Price International Funds, Inc.***, **State Court Cause No. 03-L-1253**, in accord with the Seventh Circuit's mandate in ***Kircher v. Putnam Funds Trust***, **403 F.3d 478, 484 (7th Cir. 2005)**. ***See Parthasarathy v. T. Rowe Price International Funds, Inc.***, **03-CV-673-DRH, Doc. 88, Mem. & Order dated May 27, 2005**. The Clerk was thereby directed to close this case.

filing such Notice was August 8, 2005.

FEDERAL RULES OF APPELLATE PROCEDURE 4(a)(1)(A) requires that the notice of appeal in a civil case be filed with the clerk of the district court within thirty (30) days after entry of judgment or order being challenged. As stated above, Plaintiffs failed to file a notice of appeal within the 30-day window after the Court's entry of judgment on July 8, 2005.

However, **FEDERAL RULES OF APPELLATE PROCEDURE 4(a)(5)** permits, upon motion, the district court to extend time to file a notice of appeal *if* the party moves for the extension of time no later than thirty (30) days *after* the original 30-day appeal period expires, *and* the party shows excusable neglect or good cause.

In this case, representative counsel for Plaintiffs, Robert King, filed the instant motion two days after the original 30-day appeal period expired, therefore Plaintiffs' motion is timely. Yet, Plaintiffs must still show that their reason for missing the deadline for filing their notice of appeal was due to either excusable neglect or good cause.

A court is given broad deference in determining circumstances constituting "excusable neglect," which can include instances of attorney negligence. ***Robb v. Norfolk & Western Ry. Co.*, 122 F.3d 354, 357 and 361 (7th Cir. 1997) (discussing the effect of whether attorney negligence could be considered excusable neglect after the decision in *Pioneer Inv. Serv. Co. V. Brunswick Assoc. Ltd. P'ship*, 507 U.S. 380 (1993)).** If tardiness in filing is caused by excusable neglect, the Court must then determine whether granting the extension of time will work considerable prejudice on the non-moving parties and also whether it is in the best interests of judicial efficiency. ***See U.S. v. Brown*, 133 F.3d 993, 996-97 (7th Cir. 1998)**.

Mr. King explains that his oversight for missing the deadline to file a notice of appeal in this case was due to excusable neglect. The Court agrees, finding that the emergency medical situation involving Mr. King's wife constituted reasonable exigent circumstances to excuse the fact that he missed the filing deadline. Moreover, Defendants have not argued how they will be prejudiced should the Court grant Plaintiffs' motion. Lastly, the Court does not feel that granting Plaintiff's motion would go against the interests of judicial efficiency, given that Mr. King filed this motion only two days after the deadline to appeal the judgment.

Accordingly, the Court hereby **GRANTS** Plaintiffs' Motion Pursuant to Federal Rule of Appellate Procedure 4(a)(5) For Leave to File Notice of Appeal Instanter, and extends the time period for Plaintiffs to file their notice of appeal in this case up and until **Friday, September 2, 2005.**

IT IS SO ORDERED.

Signed this 25th day of August, 2005.

/s/ David RHerndon
United States District Judge